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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                     FORM 15

             CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
                  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                Commission File Number 000-23989
                                                                       ---------

                                  Provant, Inc.
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             (Exact name of registrant as specified in its charter)

       67 Batterymarch Street, Suite 500, Boston, MA 02110 (617) 261-1600
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, $.01 par value per share
                         Preferred Stock Purchase Rights
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            (Title of each class of securities covered by this Form)

                     Common Stock, $.01 par value per share*
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

                  Rule 12g-4(a)(1)(i)      |X|

                  Rule 12g-4(a)(1)(ii)     |_|

                  Rule 12g-4(a)(2)(i)      |_|

                  Rule 12g-4(a)(2)(ii)     |_|

                  Rule 12h-3(b)(1)(i)      |_|

                  Rule 12h-3(b)(1)(ii)     |_|

                  Rule 12h-3(b)(2)(i)      |_|

                  Rule 12h-3(b)(2)(ii)     |_|

                  Rule 15d-6               |_|


Approximate number of holders of record as of the certification or notice date: 290
             ---

     Pursuant to the requirements of the Securities Exchange Act of 1934 Provant, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 18, 2003             By: /s/ Janet H. Sullivan
     -------------------------------   -----------------------------------------
                                       Janet H. Sullivan, Vice President, Chief
                                       Financial Officer and Chief Accounting
                                       Officer


* Provant, Inc. is terminating the registration of its Common Stock, $.01 par value per share, and its Preferred Stock Purchase Rights under Section 12(g), however, a duty to file reports under Section 15(d) may remain with respect to the Common Stock.